Press Release

FOR IMMEDIATE RELEASE

LABOPHARM SUBMITS COMPLETE RESPONSE
TO FDA AS A RESULT OF OUTCOME OF
APPEAL PROCESS FOR ONCE-DAILY TRAMADOL

LAVAL, Québec (July 2, 2008) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that it has submitted a complete response to the Food and Drug Administration (FDA) per the suggestion of Dr. Douglas Throckmorton, M.D., the FDA's Deputy Director, Center for Drug Evaluation and Research (CDER), as the next step in the regulatory path towards potential U.S. approval of the Company’s once-daily formulation of tramadol. The complete response centers on the additional analysis of existing data using the methodology put forward by Dr. John K. Jenkins, M.D., Director for the Office of New Drugs, CDER, in his letter earlier this year.

Upon acceptance for review of the response, the FDA will assign an action date under the Prescription Drug User Fee Act (PDUFA).

About Labopharm’s Once-Daily Tramadol Product

Labopharm's once-daily tramadol product is based on the Company's proprietary Contramid® technology, which provides a dual matrix delivery system allowing both rapid and sustained drug release that maintains blood levels within the therapeutic range providing a full 24 hours of pain relief. The Company believes that maintaining drug concentrations within the therapeutic range has the advantage of fewer and less severe side effects while maintaining efficacy. Under its global commercialization program, Labopharm's once-daily tramadol product has been launched in 12 countries, including the five largest markets in Europe and Canada and is approved in 19 other countries. Including those countries in which its product has been launched, Labopharm has licensing and distribution agreements in place for more than 50 markets globally.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world if they are approved. Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:
At Labopharm	At The Equicom Group
Mark D’Souza	Jason Hogan
Senior Vice-President and Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Joe Racanelli
Tel: (514) 844-7997
jracanelli@equicomgroup.com